Organigram Announces Closing of $57.5 Million Bought Deal Financing
Offering Proceeds Support 40,000 kg/annum Expansion

MONCTON, NB, Dec. 18, 2017 /CNW/ – Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce that it has closed its previously announced short form prospectus offering, on a bought deal basis, including the full exercise of the over-allotment option. As such, a total of 16,428,572 Units of the Company were sold at a price of $3.50 per Unit, for aggregate gross proceeds of $57,500,002 (the “Offering”) The Offering was completed by a syndicate of underwriters led by Eight Capital, and including Canaccord Genuity Corp., GMP Securities L.P., Mackie Research Capital Corporation and PI Financial Corp.

Each Unit consisted of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Share at a price of $4.00 until June 18, 2019.

The Company intends to use approximately 80% of the net proceeds of the Offering to commence and carry out part of the construction of an additional 255,000 of production space at its Moncton campus (the “Expansion”). The Expansion costs are expected to be funded by the proceeds of the Offering, debt financing and expected positive cash flow from operations. The remaining proceeds from the Offering are anticipated to be applied towards general working capital purposes and strategic international opportunity development.

The Units were offered and sold by way of a short form prospectus filed in each of the provinces of Canada, excluding Quebec, and offered and sold in the United States to certain purchasers, who are, or are purchasing for the account or benefit of, one or more U.S. persons or persons in the United States, each of whom qualifies as a “qualified institutional buyer” as defined in Rule 144A under the United States Securities Act of 1933, as amended.

The securities referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities for sale, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements. “United States” and “U.S. person” are as defined in Regulation S under the 1933 Act.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, visit www.organigram.ca

For further information, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Greg Engel	Dylan Rogers
Chief Executive Officer	Director of Investor Relations
gengel@organigram.ca	(506) 801-8986
drogers@organigram.ca